UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

CHINA INTELLIGENT LIGHTING AND ELECTRONICS, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

16890G 103
CUSIP

No. 29 & 31, Huanzhen Road, Shuikou Town, Huizhou,
 Guangdong, China 516500
________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 (Copy to)
Thomas J. Poletti, Esq.
K&L Gates LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA  90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

January 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16890G 103

1	NAMES OF REPORTING PERSONS: Li Xuemei

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		7,618,696

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,618,696

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,618,696

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	38.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)  Based on 19,787,388  shares of Common Stock outstanding as of January 15, 2010.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.0001 par value ("Common Stock") of China Intelligent Lighting and Electronics, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at No. 29 & 31, Huanzhen Road, Shuikou Town, Huizhou, Guangdong, China 516500.

 Item 2. Identity and Background

(a)This Schedule 13D is being filed on behalf of Li Xuemei.  The person named in this paragraph is sometimes referred to individually herein as the “Reporting Person”.

(b)The Reporting Person is an executive officer of China Intelligent Lighting and Electronics, Inc. whose principal address is No. 29 & 31, Huanzhen Road, Shuikou Town, Huizhou, Guangdong, China.

(c)Li Xuemei is the Chairman of the Board; Chief Executive Officer and President of the Issuer.

      (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

       (f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

On October 20, 2009, the Issuer entered into a share exchange agreement with China Intelligent Electric Holding Limited, a British Virgin Islands corporation (“China Intelligent BVI”) and Reporting Person, the sole shareholder of China Intelligent BVI. Pursuant to the exchange agreement, as amended on  November 25, 2009 and January 15, 2010, the Issuer agreed to issue an aggregate of 14,195,496 shares of its common stock to the Reporting and/or her designees in exchange for all of the issued and outstanding share capital of China Intelligent BVI (the “Share Exchange”).

Upon the closing of the Share Exchange, the Issuer issued an aggregate of 14,195,496 shares of its common stock to the Reporting Person and her designees in exchange for all of the issued and outstanding capital stock of China Intelligent BVI.  The Reporting Person received 7,618,696 shares of common stock of the Issuer upon the closing of the Share Exchange.

Also on the closing, the Issuer (i) became the 100% parent of China Intelligent BVI, (ii) assumed the operations of China Intelligent BVI and its subsidiaries and (iii) changed its name from SRKP 22, Inc. to China Intelligent Lighting and Electronics, Inc.  The Share Exchange closed on January 15, 2010.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Exchange Agreement, as amended by amendment nos. 1 and 2, which is incorporated herein by reference in its entirety, filed as Exhibit 2.1, Exhibit 2.1(a), and Exhibit 2.1(b), respectively, to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Person in connection with the Share Exchange.  See Item 3 of this Schedule, which is hereby incorporated by reference.

Pursuant to the terms of the Share Exchange, the Reporting Person became the Chairman of the Board Chief Executive Officer and President of the Issuer.

The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(b) The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

1. Share Exchange Agreement, dated as of October 20, 2009, by and among the Issuer, China Intelligent Electronic Company Limited, and Reporting Person (incorporated by reference from Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010).

2. Amendment No. 1 dated November 25, 2009 to the Share Exchange Agreement entered into by and between the Issuer, China Intelligent Electronic Company Limited, and Reporting Person (incorporated by reference from Exhibit 2.1(a) to the Issuer's current report on Form  8-K filed with the Securities and Exchange Commission on January 15, 2010).

3. Amendment No. 2 dated January 15, 2010 to the Share Exchange Agreement entered into by and between the Issuer, China Intelligent Electronic Company Limited, and Reporting Person (incorporated by reference from Exhibit 2.1(b) to the Issuer's current report on Form  8-K filed with the Securities and Exchange Commission on January 15, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2010

/s/ Li Xuemei
Li Xuemei

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

1. Share Exchange Agreement, dated as of October 20, 2009, by and among the Issuer, China Intelligent Electronic Company Limited, and Reporting Person (incorporated by reference from Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010).

2. Amendment No. 1 dated November 25, 2009 to the Share Exchange Agreement entered into by and between the Issuer, China Intelligent Electronic Company Limited, and Reporting Person (incorporated by reference from Exhibit 2.1(a)  to the Issuer's current report on Form  8-K filed with the Securities and Exchange Commission on January 15, 2010).

3. Amendment No. 2 dated January 15, 2010 to the Share Exchange Agreement entered into by and between the Issuer, China Intelligent Electronic Company Limited, and Reporting Person (incorporated by reference from Exhibit 2.1(b)  to the Issuer's current report on Form  8-K filed with the Securities and Exchange Commission on January 15, 2010).